Exhibit 99.1

Tencent Music Entertainment Group Filed 2022 Annual Report on Form 20-F

SHENZHEN, China, April 25, 2023 /PRNewswire/ -- Tencent Music Entertainment Group ("TME", or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that it has filed its annual report on Form 20-F that includes its audited financial statements for the fiscal year ended December 31, 2022 with the Securities and Exchange Commission (the "SEC") on April 25, 2023, U. S. Eastern Time.

The annual report can be accessed on TME's investor relations website at ir.tencentmusic.com and on the SEC's website at www.sec.gov. The Company will also provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and American Depositary Share holders upon request.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group